Exhibit 5.1

601 Lexington Avenue New York, NY 10022

(212) 446-4800	Facsimile: (212) 446-4900

www.kirkland.com

April 7, 2020

Fox Corporation

1211 Avenue of the Americas

New York, New York 10036

Re:	Fox Corporation’s $600,000,000 aggregate principal amount of 3.050% Senior Notes due 2025 and $600,000,000 aggregate principal amount of 3.500% Senior Notes due 2030

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special legal counsel for Fox Corporation, a Delaware corporation (the “Company”), in connection with the registration by the Company of $600,000,000 aggregate principal amount of 3.050% Senior Notes due 2025 and $600,000,000 aggregate principal amount of 3.500% Senior Notes due 2030 (collectively, the “Notes”) pursuant to a Registration Statement on Form S-3 (Registration No. 333-237499) (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Notes are to be issued pursuant to that certain Indenture, dated January 25, 2019, between the Company and The Bank of New York Mellon, as trustee (as amended or supplemented prior to the date hereof, the “Indenture,” which term, as used herein, includes the officer’s certificate, dated April 7, 2020, setting forth the terms of the Notes). The Notes are to be sold pursuant to that certain Underwriting Agreement, dated March 31, 2020 (the “Underwriting Agreement”), among the Company and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”).

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the amended and restated certificate of incorporation and amended and restated by-laws of the Company, (ii) resolutions of the board of directors of the Company and resolutions of the pricing committee of the board of directors of the Company, in each case with respect to the issuance of the Notes, (iii) the Registration Statement, (iv) the Indenture and (v) forms of the Notes.

Fox Corporation

April 7, 2020

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the due authorization, execution and delivery of all documents by the parties thereto other than the Company. We have not independently established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of officers and other representatives of the Company and others.

We have also assumed that the execution and delivery of the Indenture and the Notes and the performance by the Company of its obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Company is bound.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that, when the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, the Notes will constitute binding obligations of the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K to be filed by the Company with the Commission on the date hereof and its incorporation by reference into the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and the General Corporation Law of the State of Delaware and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We are not qualified to practice law in the State of Delaware and our opinions herein regarding Delaware law are limited

Fox Corporation

April 7, 2020

solely to our review of provisions of the General Corporation Law of the State of Delaware, which we consider normally applicable to transactions of this type, without our having made any special investigation as to the applicability of another statute, law, rule or regulation. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations. This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion speaks only as of the date hereof, and we assume no obligation to revise or supplement this opinion.

This opinion is furnished to you in connection with the filing of a Current Report on Form 8-K by the Company, and its incorporation by reference into the Registration Statement, and in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act, and is not to be used, circulated, quoted or otherwise relied upon for any other purposes.

Sincerely,

/s/ KIRKLAND & ELLIS LLP

KIRKLAND & ELLIS LLP